Amundi Pioneer
ASSET MANAGEMENT

February 12, 2019

Registrant	File No.	Form	Original Filing Date	Amended Filing Date	Explanation
Pioneer Series Trust VIII	811-07318	N-CSR/A	1/30/19	2/12/19	The Registrant amended the Form N-CSR for the period ended November 30, 2018 to correct, the contact phone number on the front cover of the financial statements (Rule 30e-3)